NATIONAL BANK of Canada
FINANCIAL GROUP

082-03764


10015852

REPORT TO SHAREHOLDERS

SECOND QUARTER 2010

National Bank releases its results for the second quarter of 2010

Highlights:

- Net income of $261 million in the second quarter of 2010, up 8% from net income of $241 million in the second quarter of 2009;
- Diluted earnings per share of $1.50 for the second quarter of 2010, a 6% increase from diluted earnings per share of $1.41 for the same quarter of 2009;
- Return on equity of 18.0%;
- Tier 1 capital ratio of 12.6% as at April 30, 2010 compared to 10.7% as at October 31, 2009.

Highlights excluding specified items[1]:

- Net income of $261 million in the second quarter of 2010, unchanged from net income of $261 million in the same period of 2009;
- Diluted earnings per share of $1.50 for the second quarter of 2010 versus $1.53 for the same quarter of 2009;
- Return on equity of 17.8%.

(1) The financial reporting method is explained in detail on page 3.

MONTREAL, May 27, 2010 – National Bank reports net income of $261 million in the second quarter of 2010, up 8% from $241 million in the second quarter of 2009. Diluted earnings per share for the quarter ended April 30, 2010 stood at $1.50, up 6% from $1.41 for the same quarter of 2009. In the second quarter of 2009, the Bank had recorded $20 million in after-tax charges related to asset-backed commercial paper (ABCP). Excluding specified items, net income for the second quarter of 2010 would have remained at $261 million, stable when compared to the $261 million reported for the second quarter of 2009, and diluted earnings per share would have been $1.50 in the second quarter of 2010 versus $1.53 for the same quarter of 2009.

The Bank's net income for the first six months of fiscal 2010 totalled $476 million, up 54% from $310 million in the same period of 2009. Diluted earnings per share stood at $2.72 for the first six months of 2010, up $0.95 or 54% from $1.77 for the same six-month period of 2009. Excluding the specified items described on page 3, net income for the first six months of 2010 would have been $529 million, a 3% increase from $514 million in the first six months of 2009. Diluted earnings per share would have been $3.05 for the first six months of 2010 compared to $3.04 for the first six months of 2009.

"In the second quarter of 2010, the Personal and Commercial segment excelled with a steadily increasing loan volume. The results of Financial Markets were also up from the second quarter of 2009, which had benefited from highly favourable market conditions. I would also like to point out that a new phase in the *One client, one bank* plan has been successfully completed, namely, the selection of the integrator for the new SAP sales and service platform. It has been decided that the Bank will lead this major project with the help of Accenture in collaboration with CGI and our other IT partners. With these developments, combined with the consistent quality of our credit portfolio, the sound performance of the Quebec economy, and our solid financial footing, we are well positioned to diligently pursue our initiatives to further improve client service," said President and Chief Executive Officer Louis Vachon.

Financial Indicators

	Results Q2 2010	Results excluding specified items[1]	Results First half 2010	Results excluding specified items[1]
Growth in diluted earnings per share	6 %	(2)%	54 %	–
Return on common shareholders' equity	18.0 %	17.8 %	16.1 %	17.9 %
Tier 1 capital ratio under Basel II	12.6 %	12.6 %	12.6 %	12.6 %
Dividend payout ratio			42 %	39 %

(1) See "Financial Reporting Method" on page 3.

Personal and Commercial

- Second quarter net income of $141 million, up 23% from $115 million in the second quarter of 2009.
- Sound growth in revenues, which totalled $591 million in the second quarter of 2010, up $44 million or 8% from the same quarter of 2009.
- Despite the economic environment, the quality of the loan portfolio was [illegible]ed a[illegible]cted by a $6 million increase in the segment's provision for credit losses, which rose to $55 million for the quarter.
- Personal and commercial loan volumes experienced sustained growth, rising 8% and 7%, respectively, with the strongest increases coming from consumer loans.
- Net interest margin was 2.49% in the second quarter of 2010 versus 2.53% in the same quarter of 2009. Compared to the first quarter of 2010, net interest margin was down 3 basis points due primarily to a narrowing of the spread on deposits.

Wealth Management

- Second quarter net income of $28 million compared to $30 million in the same quarter of 2009.
- Total revenues of $194 million for the quarter versus $185 million in the second quarter of 2009, a 5% increase owing mainly to revenues generated on higher assets under management and administration, offset by a narrower net interest margin on deposits.
- Excluding net interest income, other revenues were up $21 million or 14%, mostly as a result of robust brokerage activities and mutual fund revenues.
- At $152 million in the second quarter of 2010, the segment's operating expenses rose $12 million due to the higher compensation associated with higher securities brokerage commission revenues.

Financial Markets

- Second quarter net income of $125 million, up 2% from $122 million in the same quarter of 2009.
- Lower trading revenues on fixed-income securities was partly offset by strong growth in trading revenues on equity securities and commodity and foreign exchange contracts.
- Financial market fees grew 9%, and revenues from banking services were up 15%.
- Second quarter operating expenses fell $2 million to total $165 million.
- The provision for credit losses was down $8 million.

Other

- Second quarter net loss of $33 million versus a net loss of $26 million in the same quarter of 2009. In the second quarter of 2009, the *Other* heading had included a $20 million after-tax charge related to holding ABCP.
- Excluding specified items, there was a net loss of $33 million in the second quarter compared to a net loss of $6 million in the second quarter of 2009, mainly as a result of a $44 million decrease in revenues from securitization activities.

Capital Management

- As of November 1, 2009, the Bank has adopted the Advanced Internal Rating-Based Approach (AIRB Approach) for credit risk.
- Under the AIRB Approach, the Tier 1 capital ratio and total capital ratio were 12.6% and 16.2%, respectively, as at April 30, 2010; as at October 31, 2009, under the Standardized Approach of Basel II, these same ratios were 10.7% and 14.3%, respectively.

FINANCIAL REPORTING METHOD

The Bank uses certain measurements that are not in accordance with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net income and other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies.

Financial Information
(unaudited) (millions of dollars)

	Notes	Quarter ended			Six months ended		
		April 30, 2010	April 30, 2009	%	**April 30, 2010**	April 30, 2009	%
Personal and Commercial		**141**	115	23	**280**	251	12
Wealth Management		**28**	30	(7)	**51**	61	(16)
Financial Markets		**125**	122	2	**269**	196	37
Other		**(33)**	(26)		**(124)**	(198)	
Net income		**261**	241	8	**476**	310	54
Plus: ABCP-related items							
– charges related to holding ABCP	1	**–**	20		**3**	118	
– administrative penalty	2	**–**	–		**75**	–	
– charge related to commitments to extend credit	3	**–**	–		**–**	86	
Net income excluding the impact of ABCP		**261**	261	–	**554**	514	8
Less: Reversal of a provision for income tax contingencies	4	**–**	–		**(25)**	–	
Net income excluding specified items		**261**	261	–	**529**	514	3
Diluted earnings per common share		**$ 1.50**	$ 1.41	6	**$ 2.72**	$ 1.77	54
Plus: ABCP-related items							
– charges related to holding ABCP	1	**–**	0.12		**0.02**	0.73	
– administrative penalty	2	**–**	–		**0.46**	–	
– charge related to commitments to extend credit	3	**–**	–		**–**	0.54	
Diluted earnings per common share excluding the impact of ABCP		**$ 1.50**	$ 1.53	(2)	**$ 3.20**	$ 3.04	5
Less: Reversal of a provision for income tax contingencies	4	**–**	–		**(0.15)**	–	
Diluted earnings per common share excluding specified items		**$ 1.50**	$ 1.53	(2)	**$ 3.05**	$ 3.04	–
Return on common shareholders' equity							
Including specified items		**18.0%**	18.5%		**16.1%**	11.5%	
Excluding specified items		**17.8%**	19.4%		**17.9%**	19.3%	

(1) During the quarter ended April 30, 2010, items recognized with respect to holding ABCP were negligible. During the quarter ended April 30, 2009, the following items, net of income taxes, were recognized in relation to the holding of ABCP: a $17 million loss on economic hedge transactions, $2 million in financing costs, and $1 million in professional fees. During the six months ended April 30, 2010, the following items, net of income taxes, were recognized in relation to the holding of ABCP: a $1 million gain on economic hedge transactions (2009: $18 million loss) and $4 million in financing costs (2009: $9 million). During the six months ended April 30, 2009, the Bank had also recognized the following items, net of income taxes, in relation to the holding of ABCP: a $129 million loss on available-for-sale securities, $41 million in interest received or receivable, and $3 million in professional fees.

(2) During the six months ended April 30, 2010, a $75 million administrative penalty was recognized as part of a settlement of an ABCP industry-wide agreement.

(3) During the six months ended April 30, 2009, an $86 million after-tax provision for credit losses related to commitments to extend credit to clients holding ABCP had been recorded.

(4) During the six months ended April 30, 2010, an income tax provision of $25 million was reversed as a result of a revaluation of future income tax liabilities.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, National Bank of Canada (the Bank) makes written and oral forward-looking statements, such as those contained in the "Major Economic Trends and Outlook" section and under the "Medium-term objectives" heading in the "Overview" section of the 2009 Annual Report, in other filings with Canadian securities regulators and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2010 and the objectives it has set for itself for that period. These forward-looking statements are made pursuant to the "safe harbour" provisions of Canadian and U.S. securities legislation. They include, among others, statements with respect to the economy—particularly the Canadian and U.S. economies—market changes, observations regarding the Bank's objectives and its strategies for achieving them, Bank projected financial returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "outlook," "believe," "anticipate," "estimate," "project," "expect," "intend," "plan," and terms and expressions of similar import.

By their very nature, such forward-looking statements require assumptions to be made and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2010 and how that will affect the Bank's business are among the main factors considered in setting the Bank's strategic priorities and objectives and in determining its financial targets, including provisions for credit losses. There is a likelihood that personal and commercial bankruptcies will increase in the coming quarters, a consequence of the financial and credit crisis that marked 2009. In determining its expectations for economic growth, both broadly and in the financial services sector in particular, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are major factors it considers when establishing its effective tax rate. There is a strong possibility that express or implied projections contained in such statements will not materialize or will not be accurate. The Bank recommends that readers not place undue reliance on these statements, as a number of factors, many of which are beyond the Bank's control, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These factors include the management of credit, market and liquidity risks; the strength of the Canadian and U.S. economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial proceedings, regulatory proceedings or claims, class actions or other recourses of various nature; the situation with respect to asset-backed commercial paper (ABCP), in particular the realizable value of underlying assets; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to ensure access to the infrastructure essential to the Bank's business as well as other factors that may affect future results, including changes in trade policies; timely development of new products and services; changes in estimates relating to reserves; changes in tax laws; technological changes; unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition, or liquidity.

The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2009 Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.

The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

For more information:

Patricia Curadeau-Grou
Chief Financial Officer and Executive Vice-President Finance, Risk and Treasury
514-394-6619

Jean Dagenais
Senior Vice-President Finance, Taxation and Investor Relations
514-394-6233

Claude Breton
Senior Manager Public Relations
514-394-8644

Hélène Baril
Senior Director Investor Relations
514-394-0296

HIGHLIGHTS

(unaudited) (millions of dollars)

	Quarter ended			Six months ended		
	April 30, 2010	April 30, 2009	% Change	**April 30, 2010**	April 30, 2009	% Change
Operating results						
Total revenues	**$ 1,052**	$ 1,031	2	**$ 2,129**	$ 1,907	12
Total revenues adjusted for non-controlling interest[1]	**1,047**	1,030	2	**2,129**	1,916	11
Net income	**261**	241	8	**476**	310	54
Return on common shareholders' equity	**18.0%**	18.5%		**16.1%**	11.5%	
Per common share (dollars)						
Earnings – basic	**$ 1.51**	$ 1.41	7	**$ 2.74**	$ 1.77	55
Earnings – diluted	**1.50**	1.41	6	**2.72**	1.77	54
EXCLUDING SPECIFIED ITEMS[2]						
Operating results						
Total revenues	**$ 1,052**	$ 1,059	(1)	**$ 2,134**	$ 2,078	3
Total revenues adjusted for non-controlling interest[1]	**1,047**	1,058	(1)	**2,134**	2,087	2
Net income	**261**	261	–	**529**	514	3
Return on common shareholders' equity	**17.8%**	19.4%		**17.9%**	19.3%	
Per common share (dollars)						
Earnings – basic	**$ 1.52**	$ 1.53	(1)	**$ 3.08**	$ 3.04	1
Earnings – diluted	**1.50**	1.53	(2)	**3.05**	3.04	–
Per common share (dollars)						
Dividends declared	**$ 0.62**	$ 0.62		**$ 1.24**	$ 1.24	
Book value				**34.48**	31.88	
Stock trading range						
High	**64.01**	46.43		**64.62**	46.43	
Low	**56.62**	30.71		**56.51**	25.62	
Close	**62.10**	43.65		**62.10**	43.65	

	As at April 30, 2010	As at October 31, 2009	% Change
Financial position			
Total assets	**$ 150,735**	$ 132,138	14
Loans and acceptances[3]	**61,177**	58,370	5
Deposits	**83,646**	75,170	11
Subordinated debentures and shareholders' equity	**8,660**	8,494	2
Capital ratios – BIS under Basel II			
Tier 1	**12.6%**[4]	10.7%[5]	
Total	**16.2%**[4]	14.3%[5]	
Capital ratios – BIS under Basel I			
Tier 1	**11.6%**	11.5%	
Total	**15.3%**	15.2%	
Impaired loans, net of specific and general allowances	**(213)**	(233)	
As a % of loans and acceptances	**(0.3)%**	(0.4)%	
Assets under administration/management	**221,507**	192,551	
Total personal savings	**112,640**	106,458	
Interest coverage	**9.49**	8.04	
Asset coverage	**4.28**	4.19	
Other information			
Number of employees	**18,248**	17,747	3
Number of branches in Canada	**444**	445	–
Number of banking machines	**855**	855	–

(1) Adjusted for gains or losses mainly attributable to third parties.
(2) See "Financial Reporting Method" on page 3.
(3) Net of securitized assets.
(4) Calculated using the AIRB Approach.
(5) Calculated using the Standardized Approach.

FINANCIAL CONDITION AND OPERATING RESULTS

May 27, 2010 - The following text presents Management's Discussion and Analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in National Instrument 51-102, *Continuous Disclosure Obligations*, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements prepared for the second quarter and first half of 2010. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website (www.sedar.com) and the Bank's website (www.nbc.ca).

Analysis of Results

Consolidated Results

National Bank reported net income of $261 million in the second quarter of 2010, up 8% from $241 million in the second quarter of 2009. Diluted earnings per share for the quarter ended April 30, 2010 stood at $1.50, up 6% from $1.41 for the same quarter of 2009. In the second quarter of 2009, the Bank had recorded $20 million in after-tax charges related to asset-backed commercial paper (ABCP). Excluding specified items, net income for the second quarter of 2010 would have remained at $261 million, stable when compared to the $261 million reported for the second quarter of 2009, and diluted earnings per share would have been $1.50 in the second quarter of 2010 compared to $1.53 for the same quarter of 2009.

The Bank's net income for the first six months of fiscal 2010 totalled $476 million, up 54% from $310 million in the same period of 2009. Diluted earnings per share stood at $2.72 for the first six months of 2010, up $0.95 or 54% from $1.77 for the same six-month period of 2009. Excluding specified items, net income for the first six months of fiscal 2010 would have been $529 million, a 3% increase from $514 million in the first six months of fiscal 2009. Diluted earnings per share would have been $3.05 for the first six months of 2010 compared to $3.04 for the first six months of 2009. The results of first half 2010 reflect ABCP-related items, including a $75 million administrative penalty, $3 million in after-tax charges related to holding commercial paper as well as a $25 million reversal of a provision for income tax contingencies. In the first half of 2009, the specified items were all related to ABCP and included $118 million in after-tax charges related to holding commercial paper as well as an $86 million charge related to commitments to extend credit to clients holding commercial paper.

Return on common shareholders' equity was 18.0% in the second quarter of 2010 compared to 18.5% in the same quarter of 2009. Excluding specified items, return on common shareholders' equity would have been 17.8% in the second quarter of 2010 compared to 19.4% in the same quarter of 2009. For the first six months of fiscal 2010, it stood at 16.1% compared to 11.5% in the same period of 2009. Excluding specified items, it would have been 17.9% for the first six months of 2010 versus 19.3% for the first six months of 2009.

Total Revenues

The Bank's total revenues for the second quarter of 2010 stood at $1,052 million compared to $1,031 million in the same quarter of 2009. Including non-controlling interest, second quarter total revenues were $1,047 million compared to $1,030 million for the same quarter of 2009, an increase of $17 million or 2%.

Net interest income at Personal and Commercial advanced $22 million to total $365 million for the second quarter of 2010 as a result of growth in personal and commercial loans. Trading activity revenues for the second quarter of 2010 were $119 million, down from $163 million for the same quarter of 2009. Net gains on available-for-sale securities rose $10 million to total $39 million for the second quarter of 2010. Securities brokerage commissions stood at $61 million, an $8 million increase that is explained by a rebound in brokerage activity. Lending fees totalled $41 million, for an $11 million increase arising mainly from fees collected on loan prepayments. In addition, revenues from acceptances, letters of credit and guarantee rose $9 million owing to increased business volume with commercial clients. On the other hand, securitization revenues declined $44 million to total $56 million in the second quarter of 2010 due to narrower rate spreads on new securitizations. Foreign exchange revenues were down slightly in the second quarter of 2010, falling from $27 million to $25 million. Lastly, trust service and mutual fund fees increased $17 million to total $93 million due to an increase in the value of assets under management and administration.

Total revenues amounted to $2,129 million in the first six months of 2010, as against $1,907 million for the same period of 2009. For the six-month period, net interest income at Personal and Commercial totalled $737 million, up $38 million due to growth in loan volumes. Trading activity revenues totalled $233 million in the first six months of 2010, a decrease compared to $273 million for the same period of 2009. First half net gains on available-for-sale securities reached $74 million versus net losses of $148 million for the first six months of fiscal 2009. This change was mostly due to the charge related to adjusting ABCP value that had been recorded in the first quarter of 2009. Securities brokerage commissions benefited from a resurgence in activity, rising $16 million to total $122 million. Lending fees totalled $80 million, for a $25 million increase arising mainly from fees collected on loan prepayments. Revenues from acceptances, letters of credit and guarantee rose $22 million, owing mainly to increased financing to commercial clients through this type of product. Trust service and mutual fund fees amounted to $184 million, up $29 million due to the value of assets under management and administration. In addition, securitization revenues were $131 million, $67 million lower than in the first half of 2009, due to narrower rate spreads on new securitizations.

Operating Expenses

In the second quarter of 2010, operating expenses totalled $660 million, up $6 million or 1% when compared to the same quarter of 2009. This increase was mainly due to the salaries and staff benefits and the professional fees incurred to carry out client service improvements, process reviews, and changes to operational systems.

For the first six months of 2010, operating expenses totalled $1,414 million, up $115 million when compared to the same period of 2009. The change was mostly attributable to the $75 million administrative penalty related to ABCP. Salaries and staff benefits were up $36 million for the same reasons provided for the quarter. As for the other expense items, only professional fees increased due to investments made to improve distribution platforms.

Provision for Credit Losses

For the second quarter of 2010, the Bank recorded a $36 million provision for credit losses, $5 million less than in the same quarter of 2009, primarily due to a recovery of losses on corporate loans.

For the first half of fiscal 2010, the Bank recorded a provision for credit losses of $79 million, a decrease of $126 million compared to the same six-month period of 2009. This variance was mainly attributable to a $126 million allowance related to commitments to extend credit to clients holding ABCP that had been recorded in the first quarter of 2009.

As at April 30, 2010, gross impaired loans totalled $447 million, a $40 million increase since October 31, 2009. This increase came mostly from commercial and real estate loans. As at April 30, 2010, the allowance for credit losses exceeded gross impaired loans by $213 million versus $233 million as at October 31, 2009.

Income Taxes

Income taxes for the second quarter of 2010 stood at $76 million compared to $80 million in the same quarter of 2009 and $53 million in the previous quarter. The tax rate for the second quarter of 2010 was 21% compared to 24% in the same quarter of 2009 and 19% in the first quarter of 2010. For the first six months of 2010, the income tax expense stood at $129 million, for an effective tax rate of 20%. This expense includes a $25 million reversal of a provision for income tax contingencies, offset by the tax impact of the ABCP-related administrative penalty. The income tax expense was $73 million in the same six-month period of 2009, when the effective tax rate was 18%.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment rose 23% to total $141 million for the quarter. The segment's total revenues advanced $44 million to total $591 million, and net interest income advanced $22 million to total $365 million for the second quarter of 2010. This growth came from a solid increase in personal and commercial loans, tempered by a narrowing of the net interest margin, which was 2.49% in the second quarter of 2010 compared to 2.53% in the same quarter of 2009. The decrease was mainly due to a lower spread on deposits.

Total revenues at Personal Banking were $402 million, a $33 million increase arising mainly from higher loan volumes, partly offset by a narrowing of net interest margins on deposits. Growth in other income came mainly from fees collected on loan prepayments and insurance revenues. Total revenues at Commercial Banking increased by $11 million, mainly due to higher loan volumes and to higher lending and acceptance fees.

Operating expenses for the Personal and Commercial segment stood at $335 million in the second quarter of 2010, up $6 million from the same quarter of 2009, mainly due to substantial investments in sales force improvements, in particular branch hirings. Nevertheless, the efficiency ratio was 57% for the second quarter of 2010 versus 60% for the same quarter of 2009. The segment's provision for credit losses was up $6 million for a total of $55 million, with the increase divided almost equally between personal loans and commercial loans.

For the first six months of 2010, net income for the Personal and Commercial segment stood at $280 million, a $29 million increase over the $251 million in net income recorded during the same six months in 2009. Total revenues for the segment rose 6% to total $1,184 million. Total revenues at Personal Banking grew $58 million or 8%, mainly due to higher loan volumes. Total revenues for Commercial Banking rose $10 million or 3%. The segment's provision for credit losses was $15 million higher than in the same six-month period of 2009. This increase was attributable to the losses on credit card receivables and personal loans. The efficiency ratio for the first half of 2010 fell to 57% compared to 58% in the same six-month period of 2009.

Wealth Management

Net income for the Wealth Management segment totalled $28 million in the second quarter of 2010, down $2 million from $30 million in the same quarter of 2009. Total revenues for the segment stood at $194 million, as against $185 million in the second quarter of 2009, primarily due to other income, which was up $21 million or 14% owing to robust brokerage activities and mutual fund revenues and tempered by the narrower net interest margin on deposits. Second quarter operating expenses increased $12 million to stand at $152 million. The increase recorded in salaries and variable compensation is explained by the growth in securities brokerage commission revenues as brokerage activity rebounded.

For the first six months of fiscal 2010, net income for Wealth Management totalled $51 million compared to $61 million in the same period of 2009, for a decrease that is explained by the same factors provided for the quarter. First-half total revenues stood at $387 million, as against $380 million for the first six months of 2009. Excluding net interest income, other revenues were up $32 million or 10%. First-half operating expenses amounted to $307 million compared to $286 million in the first half of 2009.

Financial Markets

The Financial Markets segment posted net income of $125 million in the second quarter of 2010, up $3 million from the same quarter of 2009. Total revenues on a taxable equivalent basis for the segment stood at $350 million compared to $355 million in the second quarter of 2009. Including revenues adjusted for non-controlling interest related to trading activities, second quarter revenues totalled $345 million compared to $354 million for the same quarter of 2009. Trading activity revenues on a taxable equivalent basis were $148 million for the quarter, down $40 million from the same year-earlier quarter, mainly due to lower revenues from fixed-income securities offset by higher revenues from equity securities and commodity and foreign exchange contracts. Revenues from all other activities were up compared to the same quarter of 2009 due mainly to greater activity in the financial markets and higher banking service revenues. The increase in *Other* revenues in the Financial Markets segment was mainly attributable to the revenues from Credigy Ltd.

Operating expenses for the quarter stood at $165 million, a slight $2 million decline from the second quarter of 2009 due to strict cost control. For the second quarter of 2010, the segment recorded a recovery of $1 million on the provision for credit losses, $8 million less than in the same quarter of 2009. This decrease was due to the recovery of a manufacturing sector loan.

For the first six months of fiscal 2010, net income for the segment totalled $269 million, up $73 million or 37% from the same period in 2009. Total revenues on a taxable equivalent basis stood at $716 million compared to $613 million for the first six months of 2009. Including revenues adjusted for non-controlling interest related to trading activities, the revenues from Financial Markets totalled $716 million, up $94 million or 15% from the first half of 2009. This increase primarily consists of the increase in revenues from all non-trading activities, which are benefitting from the recovery in financial markets. Operating expenses stood at $325 million, a $5 million decrease when compared to the first six months of 2009. For the first half of 2010, the segment recorded a provision for credit losses of $4 million, down $7 million from the same six-month period of 2009.

Financial Market Revenues
(taxable equivalent basis[1])
(millions of dollars)

	Q2		Six months	
	2010	2009	**2010**	2009
Trading activity revenues				
Equity	**75**	42	**133**	86
Fixed income	**45**	128	**113**	186
Commodity and foreign exchange	**28**	18	**52**	50
	148	188	**298**	322
Financial market fees	**60**	55	**119**	110
Gains on available-for-sale securities, net	**29**	32	**64**	41
Banking services	**63**	55	**130**	109
Other	**45**	24	**105**	40
Total[2]	**345**	354	**716**	622

(1) Refer to Note 17 for additional information.
(2) Excluding non-controlling interest.

Other

The *Other* heading of segment results posted a net loss of $33 million in the second quarter of 2010 versus a net loss of $26 million in the same quarter of 2009. Charges related to holding ABCP were negligible in the second quarter of 2010, whereas the 2009 results had $20 million in after-tax charges related to holding ABCP, including a $17 million loss on economic hedge transactions and $3 million in financing costs and professional fees. Excluding specified items, the net loss of the *Other* heading for the second quarter of 2010 was $33 million compared to a net loss of $6 million for the second quarter of 2009. The difference owes mainly to the decrease in revenues from securitization activities.

For the first six months of 2010, the net loss under this heading was $124 million, as compared to a net loss of $198 million in the same period of 2009. The difference was primarily due to the impact of ABCP. During the first six months of 2010, an administrative penalty of $75 million was recorded, and for the same period of 2009, charges related to holding ABCP of $118 million and charges related to commitments to extend credit to clients holding ABCP of $86 million, net of income taxes, were recorded. Excluding specified items, the net loss for the first six months of 2009 was $71 million compared to a $6 million net loss for the same period of 2009. The difference is still mostly attributable to the decrease in revenues from securitization activities.

Cash Flows

Due to the very nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movements that can impact several asset and liability items such as held-for-trading securities, securities sold short, or securities sold under repurchase agreements.

For the second quarter of 2010, cash and cash equivalents increased $0.2 billion compared to a $1.9 billion increase in the same quarter of 2009. As at April 30, 2010, cash and cash equivalents totalled $3.9 billion versus $3.2 billion a year earlier.

In the second quarter, operating activities required $12.6 billion in cash, mainly attributable to a $13.2 billion increase in held-for-trading securities in part due to an increase in government bonds. For the same quarter in 2009, operating activities generated cash inflows of $1.9 billion, mainly due to a $2.6 billion change in other items that included a $2.8 billion increase in other liabilities, mainly consisting of obligations other than deposits, and a $1.1 billion change in the fair value of derivative financial instruments offset by a $1.6 billion increase in held-for-trading securities.

Financing activities in the second quarter of 2010 generated cash inflows of $15.4 billion due to a $7.8 billion increase in deposits, a $3.1 billion increase in obligations related to securities sold short, and a $5.2 billion increase in securities sold under repurchase agreements. For the second quarter of 2009, financing activities required $2.1 billion in cash as a result of a $2.7 billion decrease in obligations related to securities sold short.

Lastly, investing activities required $2.6 billion in cash during the second quarter of 2010 due to a $1.6 billion increase in loans and a $1.9 billion increase in securities purchased under reverse repurchase agreements offset by $0.8 billion in proceeds from securitization of new assets and a $0.7 billion decrease in available-for-sale securities. During the same quarter of 2009, investing activities generated $2.1 billion in cash due to $1.2 billion in proceeds from securitization of new assets and other transfers of receivables and a $1.2 billion decrease in securities purchased under reverse repurchase agreements.

Balance Sheet

As at April 30, 2010, the Bank had total assets of $150.7 billion compared to $132.1 billion as at October 31, 2009. Loan and acceptance balances increased $2.8 billion. In addition, cash, deposits with financial institutions, securities, and securities purchased under reverse repurchase agreements increased $14.8 billion since October 31, 2009, mainly as a result of an increase in held-for-trading securities, comprised largely of government bonds. The table below presents the main portfolios:

Average Monthly Volumes
(millions of dollars)

	April 2010	October 2009	April 2009
Loans and acceptances[1]			
Consumer loans	**18,234**	17,135	16,029
Residential mortgages	**23,992**	23,310	23,042
Credit card receivables	**1,926**	1,950	1,913
SME loans	**16,533**	15,805	15,504
Corporate loans	**5,984**	7,016	7,610
	66,669	65,216	64,098
Personal savings (balance)			
Deposits	**34,014**	34,609	34,871
Full-service brokerage	**60,904**	54,620	48,586
Mutual funds	**12,682**	11,864	10,763
Other	**5,040**	5,365	5,012
	78,626	71,849	64,361
Business deposits	**14,090**	13,288	13,008

(1) Including securitized assets.

As at April 30, 2010, consumer loans totalled $18.2 billion, rising 6% since October 31, 2009, with the increase coming mainly from secured home equity lines of credit. SME loans increased $0.7 billion or 5% since October 31, 2009 to stand at $16.5 billion as at April 30, 2010. Corporate loans were down 15% since the start of the fiscal year.

Loan and acceptance volumes increased $2.6 billion or 4% over the year, totalling $66.7 billion as at April 30, 2010. This increase came mainly from growth in consumer loans, which rose 14% since April 30, 2009 to total $18.2 billion as at April 30, 2010, owing to higher volumes of secured home equity lines of credit. SME loans also contributed to this increase, as volumes reached $16.5 billion as at April 30, 2010, up $1.0 billion or 7% from a year earlier. Corporate loans decreased 21% since April 30, 2009 to stand at $6.0 billion as at April 30, 2010. At $24.0 billion as at April 30, 2010, residential mortgage loan volumes posted a 4% increase from a year ago.

At $34.0 billion as at April 30, 2010, personal deposits were down $0.6 billion or 2% since October 31, 2009. Off-balance sheet personal savings administered by the Bank totalled $78.6 billion at the end of the second quarter of 2010, up 9% since October 31, 2009. Business deposits were up 6% or $0.8 billion since October 31, 2009, amounting to $14.1 billion as at April 30, 2010.

Since last year, personal deposits decreased $0.9 billion or 2%, while off-balance sheet personal savings administered by the Bank increased $14.3 billion or 22%. This increase came mainly from the increase in fair value of assets under management and administration. Lastly, business deposits grew $1.1 billion from a year ago.

As at April 30, 2010, the Bank's shareholders' equity was $6.7 billion compared to $6.5 billion as at October 31, 2009. This increase is explained by net income less dividends and by the reinvestment of dividends into common shares. Moreover, accumulated other comprehensive income amounted to $2 million as at April 30, 2010 compared to $96 million as at October 31, 2009. This change was mainly due to losses on derivative financial instruments designated as cash flow hedges.

Shares and Stock Options as at April 30, 2010

	Number of shares	$ million
First Preferred Shares		
Series 15	8,000,000	200
Series 16	8,000,000	200
Series 20	6,900,000	173
Series 21	8,050,000	201
Series 24	6,800,000	170
Series 26	5,800,000	145
	43,550,000	1,089
Common shares	162,228,262[1]	1,782
Stock options	9,041,035[1]	

(1) As at May 21, 2010, there were 162,128,557 common shares and 9,039,399 stock options outstanding.

Master Asset Vehicles

As at April 30, 2010, the face value of the restructured asset-backed commercial paper (ABCP) held by the Bank was $1,936 million ($1,954 million as at October 31, 2009), of which $1,691 million was designated as *Held-for-trading securities* under the fair value option and an amount of $245 million was classified in *Available-for-sale securities* ($1,685 million designated as *Held-for-trading securities* and $269 million classified in *Available-for-sale securities* as at October 31, 2009). The table below provides a breakdown of the face value of the restructured ABCP held by the Bank, mostly restructured as Master Asset Vehicle (MAV) notes:

(millions of dollars)	As at April 30, 2010	As at October 31, 2009
MAV I		
Class A-1	602	604
Class A-2	553	553
Class B	94	94
Class C	39	39
IA tracking notes for ineligible assets	76	77
Total MAV I	1,364	1,367
MAV II		
Class A-1	104	98
Class A-2	83	79
Class B	15	14
Class C	6	6
IA tracking notes for ineligible assets	11	11
Total MAV II	219	208
MAV III		
TA tracking notes for traditional assets	70	85
IA tracking notes for ineligible assets	140	148
Total MAV III	210	233
ABCP not included in the Pan-Canadian restructuring plan	143	146
Total	1,936	1,954

In connection with the restructuring plan, the Bank committed to contribute $911 million to the margin funding facilities. As at April 30, 2010, no amount had been advanced by the Bank. The key parties to the restructuring also agreed to include a moratorium of 18 months following the closure, i.e., January 21, 2009, during which time margin calls will not occur.

Establishing fair value

To determine the value of the restructured ABCP it is holding, the Bank has established ranges of estimated fair value. The carrying value of the notes held by the Bank in an investment portfolio as at April 30, 2010, designated as *Held-for-trading securities*, was $1,147 million, and $55 million was classified in *Available-for-sale securities* ($1,147 million designated as *Held-for-trading securities* and $78 million classified in *Available-for-sale securities* as at October 31, 2009). The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. The table below provides a breakdown of the carrying value of restructured ABCP held:

(millions of dollars)	As at April 30, 2010	As at October 31, 2009
MAV I and MAV II	**1,113**	1,109
MAV III	**48**	72
ABCP not included in the Pan-Canadian restructuring plan	**41**	44
Carrying value of the notes	**1,202**	1,225
Margin funding facilities	**(60)**	(63)
Total	**1,142**	1,162

Since the carrying value of the restructured ABCP held by the Bank as at October 31, 2009 was within the range of the estimated fair value as at April 30, 2010, no change was made to the carrying value as at April 30, 2010. The MAV I Class A-1 and Class A-2 notes and the MAV II Class A-1 notes are rated "A." The MAV II Class A-2 notes are rated "BBB (low)." On February 9, 2010, the rating "under review with negative implications" was removed on both MAV I and MAV II Class A-2 notes.

The Bank's valuation was based on its assessment of the conditions prevailing as at April 30, 2010, which may change in subsequent periods. The most significant assumptions used to determine the fair value of the notes are observable discount rates and the credit ratings of the notes. The sensitivities of these assumptions on fair value as at April 30, 2010 are as follows:

- A 10-basis-point change in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating by one letter grade would result in a decrease in the fair value between a range of $50 million to $80 million; and
- An increase in the credit rating by one letter grade would result in an increase in the fair value between a range of $40 million to $55 million.

Determining the fair value of the restructured ABCP notes is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a significant impact on the future value include (1) changes in the value of the underlying assets, (2) changes regarding the liquidity of the market for the restructured ABCP notes which are not traded on an active market, and (3) the impacts of a marked and prolonged economic slowdown in North America.

Credit facilities to clients holding MAV notes

As at April 30, 2010, credit facilities outstanding provided to clients holding MAV notes stood at $244 million ($285 million as at October 31, 2009) and the allowance for credit losses was $151 million ($148 million as at October 31, 2009). In total, the collateral related to the credit facilities offered to clients is estimated as follows:

(millions of dollars)

Collateral as at April 30, 2010	Face value of the notes	Credit facilities related to notes backed by ineligible assets(1)	Credit facilities related to other notes included in the restructuring plan(2)
MAV II			
Class A-1	**361**	**–**	**264**
Class A-2	**345**	**–**	**257**
Class B	**63**	**–**	**47**
Class C	**24**	**–**	**18**
IA tracking notes for ineligible assets	**129**	**93**	**–**
Total MAV II	**922**	**93**	**586**
MAV III			
TA tracking notes for traditional assets	**33**	**–**	**14**
IA tracking notes for ineligible assets	**153**	**115**	**–**
Total MAV III	**186**	**115**	**14**
Total	**1,108**	**208**	**600**

(millions of dollars)

Collateral as at October 31, 2009	Face value of the notes	Credit facilities related to notes backed by ineligible assets(1)	Credit facilities related to other notes included in the restructuring plan(2)
MAV II			
Class A-1	423	–	327
Class A-2	405	–	311
Class B	73	–	56
Class C	28	–	22
IA tracking notes for ineligible assets	130	94	–
Total MAV II	1,059	94	716
MAV III			
TA tracking notes for traditional assets	45	–	27
IA tracking notes for ineligible assets	156	130	–
Total MAV III	201	130	27
Total	1,260	224	743

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes, less repayment of their capital.

(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes, less repayment of their capital.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that, under Canadian generally accepted accounting principles (GAAP), are not required to be recorded on the Consolidated Balance Sheet or are recorded at amounts other than their notional or contractual values. These arrangements include, among others, assets under administration and assets under management, arrangements with variable interest entities (VIEs), derivative financial instruments, issuances of guarantees and credit agreements. A complete analysis of these types of arrangements, including their nature, business purpose and importance is provided on pages 44 to 47 of the 2009 Annual Report. In addition, information on the VIEs in which the Bank holds a significant variable interest but is not the primary beneficiary as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15) is provided in Note 13 to the 2009 audited consolidated financial statements. For more information on the guarantees and a description of obligations under certain indemnification agreements, refer to Note 28 to the 2009 audited consolidated financial statements and Note 11 for securitization activities.

During the second quarter of 2010, aside from the new securitization activities described in Note 8 to the unaudited interim consolidated financial statements, the Bank did not enter into any significant arrangements with VIEs that are not consolidated by the Bank.

Additional Disclosure – Financial Stability Board

The Superintendent of Financial Institutions has asked Canadian banks to apply certain recommendations published in April 2008 in the report of the Financial Stability Board. The recommendations were issued to enhance transparency and valuation with respect to certain exposures, in particular special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $108 million as at April 30, 2010 ($110 million as at October 31, 2009).

Credit derivative positions in collateralized debt obligations are provided in the following table. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Credit Derivative Positions (notional amounts)
As at April 30, 2010
(millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	**Protection sold**	**Protection purchased**	**Protection sold**
Credit default swaps				
Indices, single names and others	**125**	**45**	**8,985**	**8,130**
Tranches on indices	**–**	**–**	**1,057**	**1,067**
Collateralized debt obligations	**–**	**–**	**30**	**30**
Total return swaps	**382**	**–**	**1**	**25**

As at October 31, 2009
(millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	Protection sold	Protection purchased	Protection sold
Credit default swaps				
Indices, single names and others	131	64	9,371	8,057
Tranches on indices	–	–	1,165	1,176
Collateralized debt obligations	–	–	32	32
Total return swaps	531	–	–	21

(1) Protection sold is solely for the purpose of reducing protection purchased.

Leveraged finance loans are defined by the Bank as loans granted to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example, to make an acquisition, complete a buy-out or repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at April 30, 2010, total commitments for this type of loan stood at $376 million ($300 million as at October 31, 2009).

Details about other exposures are provided in the following table on special purpose entities.

Special Purpose Entities

Special purpose entities are not operating entities; generally they do not have any employees and may include variable interest entities (VIEs) as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with certain entities.

As at April 30, 2010
(millions of dollars)

	Notes	Bank's exposure: Investments and other assets	Bank's exposure: Undrawn liquidity, margin funding facilities and others	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has a significant variable interest				
Securitization entity for the Bank's credit card receivables (qualifying special purpose entity)	1	44	N/A	1,636
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	1	489	496
Other asset-backed commercial paper conduits	3	1,202	911	–
NBC Capital Trust	4	2	N/A	211
Private capital funds and investments	5	148	N/A	1,453
		1,397		3,796
CONSOLIDATED SPECIAL PURPOSE ENTITIES	6			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	7	903	N/A	1,161
Mutual funds	8	218	N/A	253
Building	9	88	N/A	88
Private investments	10	1	N/A	43
Other				
NBC Asset Trust	11	300	N/A	1,065
		1,510		2,610
Total		2,907		6,406

N/A – Not applicable

(1) The Bank's exposure represents the retained rights relating to future excess interest as well as certain securities issued by the entity and acquired by the Bank.
(2) The main underlying assets are residential and commercial mortgages, car leases, car loans and other receivables. The assets are located in Canada. As at April 30, 2010, the notional committed amount of the global-style liquidity facility totalled $490 million, representing the total amount of commercial paper outstanding. The Bank also provides a series-wide credit enhancement facility that is limited to certain asset classes for a notional committed amount of $30 million. The maximum exposure to loss cannot exceed the amount of commercial paper outstanding. As at April 30, 2010, the Bank held $1 million of the commercial paper and, consequently, the maximum potential amount of future payments as at April 30, 2010 is limited to $489 million.
(3) Refer to the Master Asset Vehicles section on pages 10 and 11 of Management's Discussion and Analysis. The total amount of commercial paper outstanding totalled $32 billion as at April 30, 2010.
(4) Refer to Note 17 to the 2009 audited consolidated financial statements.
(5) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.
(6) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(7) The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.
(8) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(9) The underlying asset is a building located in Canada.
(10) The investments are presented on an equity basis.
(11) Refer to Note 21 to the 2009 audited consolidated financial statements. The average maturity of the underlying assets is three years.

Risk Management

The Bank aims to maintain its financial performance by continuing to ensure prudent management and a sound balance between return and the risks assumed. The Bank views risk as an inherent part of its development and the diversification of its activities.

In order to manage the financial and credit crisis that marked 2009, the Bank is taking additional steps to more closely monitor its liquidities and funding. The Bank has heightened control over its exposure to counterparty risk with certain U.S. and international entities most affected by the crisis by taking an overall prudent approach when extending credit facilities. Management of the credit portfolio also involves more frequent monitoring and updates. Additional information is provided in the "Risk Management" section on pages 55 to 63 of the 2009 Annual Report as well as in Note 5 to the consolidated financial statements, which covers financial instrument risk management, on pages 100 to 112 of the 2009 Annual Report.

Risk management information is also provided in the following table and in Note 7 to the unaudited interim consolidated financial statements, which covers loans.

Maximum Credit Risk Exposure
As at April 30, 2010
(millions of dollars)

	Maximum exposure to credit risk under the Basel asset categories					
	Drawn[1]	Undrawn commitments[2]	Repo-style transactions[3]	OTC derivatives	Other off-balance sheet items[4]	Total
Retail						
Residential mortgages	22,157	4,199	–	–	–	26,356
Qualifying revolving retail	3,161	3,956	–	–	–	7,117
Other retail	10,155	1,138	–	–	19	11,312
Total retail	35,473	9,293	–	–	19	44,785
Non-retail						
Corporate	21,647	8,812	2,873	–	1,850	35,182
Sovereign	14,476	3,252	11,289	10	88	29,115
Bank	3,309	45	31,665	130	379	35,528
Total non-retail	39,432	12,109	45,827	140	2,317	99,825
Trading portfolio	–	–	–	5,900	–	5,900
Securitization	1,223	–	–	–	1,400	2,623
Total – Credit risk	76,128	21,402	45,827	6,040	3,736	153,133
Standardized Approach	10,255	392	2,873	1,424	300	15,244
AIRB Approach	65,873	21,010	42,954	4,616	3,436	137,889
	76,128	21,402	45,827	6,040	3,736	153,133

(1) The amounts drawn represent certain deposits with financial institutions, available-for-sale securities except equity securities, gross loans, customers' liability under acceptances and certain other assets.
(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans and acceptances.
(3) Represents securities purchased under reverse repurchase agreements and sold under repurchase agreements.
(4) Letters of guarantee and credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

Market risk is intrinsically interlinked with participation in financial market activities, in particular trading and investing activities and managing assets and liabilities. The table below illustrates the VaR distribution of trading portfolios by risk category as well as the diversification effect. The following table presents the potential pre-tax impact of an immediate and sustained 100-basis-point increase or decrease on net interest income and on the economic value of shareholders' equity of non-trading portfolios, assuming no further hedging is undertaken, and excludes the prepayment option inherent in fixed-rate mortgage loans.

Global VaR by Risk Category[1]

Quarter ended				April 30, 2010	January 31, 2010
	Low	High	Average	Period end	Period end
Interest rate	(4.3)	(11.7)	(6.6)	(7.8)	(5.4)
Foreign exchange	(0.8)	(3.6)	(2.0)	(2.1)	(1.8)
Equity	(2.4)	(7.8)	(4.7)	(4.6)	(3.1)
Commodity	(0.4)	(1.5)	(0.9)	(0.9)	(0.9)
Correlation effect[2]	n.s.	n.s.	7.4	7.6	6.2
Global VaR	(4.6)	(9.8)	(6.8)	(7.8)	(5.0)

n.s. – Computation of a correlation effect for the high and low is not significant, as highs and lows may occur on different days and be attributable to different types of risk.

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risks.

Interest Rate Sensitivity – Non-Trading Activities
(before tax) (millions of dollars)

As at April 30	2010	2009
100-basis-point increase in the interest rate		
Impact on net interest income		
(for the next 12 months)	**6**	(15)
Impact on shareholders' equity	**(132)**	(192)
100-basis-point decrease in the interest rate		
Impact on net interest income		
(for the next 12 months)	**(16)**	17
Impact on shareholders' equity	**138**	185

Daily Trading Revenues

Daily trading revenues were positive on 94% of the days in the quarter ended April 30, 2010. Net daily trading losses in excess of $1 million were only recorded on one day, and none of these losses exceeded the VaR limit.

Quarter ended April 30, 2010
(millions of dollars)


Trading Revenues
VaR
15
10
5
0
(5)
(10)
(15)
Feb. 1, 10
Feb. 28, 10
March 31, 10
April 30, 10

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Readers are referred to Note 1 of the 2009 audited annual consolidated financial statements to obtain more information on the significant accounting policies used to prepare the consolidated financial statements. Some of these accounting policies are considered critical given their importance to the presentation of the Bank's financial position and operating results. These policies require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. The key assumptions and bases for estimates made by Management in accordance with GAAP are described in the 2009 Annual Report.

During the second quarter of 2010, there were no changes to the Bank's significant accounting policies for fiscal 2009. Information about future changes to accounting standards are presented on page 93 of the 2009 Annual Report in Note 2B to the consolidated financial statements, which covers recent accounting standards pending adoption.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS for the fiscal years beginning on or after January 1, 2011. The Bank will adopt IFRS commencing November 1, 2011. The Bank will present its consolidated financial statements for the quarter ending January 31, 2012 in accordance with IFRS and provide comparative figures for the fiscal year beginning November 1, 2010.

In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide project, formed a dedicated project team and put in place a formal governance structure. The project team regularly provides status reports to the executive committee and the steering committee, which are made up of senior levels of management from all relevant departments. Reports are also submitted to the audit and risk management committee and the Bank's board of directors. To date, the project has proceeded as planned.

The Bank has developed a detailed project plan, assessed the resource requirements for its implementation, and continued to train staff, senior management, and board members. It has already identified the main differences between existing Canadian GAAP and current IFRS. Optional exemptions on the transition date have also been analyzed and progress has been made in assessing the impact of the key accounting policies.

Current standards likely to have a significant impact on the Bank's consolidated financial statements include standards related to financial instrument derecognition, consolidation, and staff benefits.

The Bank is currently assessing how adoption of IFRS will impact information technology, operations and internal controls. A strategy has been defined for the dual-accounting period, and the implementation phase has begun.

At this time, the Bank is unable to quantify the overall impact of the transition to IFRS on its consolidated financial statements, but it believes that this impact could be significant. Existing IFRS are likely to be amended. Any upcoming changes are being tracked and the project plan adjusted accordingly. Therefore, the standards in effect at the transition date, the economic environment at that time, the consolidated balance sheet amounts at that time, and the various accounting policy choices yet to be selected are some of the factors that will influence the impact of IFRS on the Bank.

In the periods preceding the first fiscal year in which IFRS will be adopted, the impacts of transitioning to IFRS on the Bank's consolidated financial statements will be disclosed as they become known.

Disclosure of Internal Controls Over Financial Reporting

During the second quarter of 2010, no changes were made to the policies, procedures and other processes that comprise the Bank's internal control over financial reporting that had or could reasonably have a significant impact on the Bank's internal control over financial reporting.

Capital

As of November 1, 2009, the Bank has adopted the Advanced Internal Rating-Based Approach (AIRB Approach) for credit risk; before that date, it was using the Standardized Approach. For operational risk, the Bank is using the Standardized Approach and, for market risk, it continues to use the models and the Standardized Approach in accordance with the Basel II Accord.

According to the rules of the Bank for International Settlements (BIS) – Basel II – and using the AIRB Approach for credit risk, the Tier 1 capital ratio and the total capital ratio stood at 12.6% and 16.2%, respectively, as at April 30, 2010. As at October 31, 2009, using the Standardized Approach of Basel II, these same ratios were 10.7% and 14.3%, respectively. This increase in the capital ratios was largely due to the Bank's adoption of the AIRB Approach as well as to the growth in retained earnings.

As at April 30, 2010, the risk-weighted assets calculated under the rules of Basel II decreased and amounted to $52.1 billion compared to $58.6 billion as at October 31, 2009.

Other information on capital is provided in the table below:

Capital Adequacy Under Basel II
(millions of dollars)

					Risk-weighted assets	
					As at April 30, 2010	As at October 31, 2009[1]
	Exposure at default[2]	Standardized Approach	AIRB Approach	Other	Total	Total
Credit risk						
Retail						
Residential mortgages	26,356	20	2,346		2,366	4,326
Qualifying revolving retail	7,117	–	1,713		1,713	–
Other retail	11,312	769	4,172		4,941	7,853
Non-retail						
Corporate	35,182	7,696	15,005		22,701	26,557
Sovereign	29,115	–	396		396	–
Bank	35,528	48	2,144		2,192	1,697
Banking book equities[3]	1,082	–	1,209		1,209	1,131
Trading portfolio	5,900	288	1,659		1,947	3,635
Securitization	2,623	–	495		495	1,085
	154,215	8,821	29,139	–	37,960	46,284
Regulatory scaling factor			1,749		1,749	
Other assets				2,579	2,579	2,305
Total – Credit risk	154,215	8,821	30,888	2,579	42,288	48,589
Market risk		2,671	883		3,554	3,894
Operational risk		6,231			6,231	6,124
Total risk adjusted assets	154,215	17,723	31,771	2,579	52,073	58,607
Tier 1 capital ratio					12.6%	10.7%
Total capital ratio					16.2%	14.3%

(1) As at October 31, 2009, all amounts were calculated using the Standardized Approach.
(2) Exposure at default is the expected gross exposure upon the default of an obligor. This amount is before any specific allowance or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(3) All the equities held in the banking book as at October 31, 2009 are grandfathered under Basel II and thus subject to a 100% risk-weighting until the end of 2017.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of $0.62 per common share, payable on August 1, 2010 to shareholders of record on June 23, 2010.

ADDITIONAL FINANCIAL INFORMATION

Quarterly Information

(unaudited) (millions of dollars except per share amounts)

		2010				2009		2008	2009	2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	**1,052**	1,077	1,092	1,132	1,031	876	765	1,057	4,131	3,637
Net income	**261**	215	241	303	241	69	70	286	854	776
Earnings per common share ($)										
Basic	**1.51**	1.23	1.40	1.79	1.41	0.36	0.37	1.73	4.96	4.69
Diluted	**1.50**	1.22	1.39	1.78	1.41	0.36	0.37	1.73	4.94	4.67
Dividends per common share ($)	**0.62**	0.62	0.62	0.62	0.62	0.62	0.62	0.62	2.48	2.48
Return on common shareholders' equity (%)	**18.0**	14.3	16.7	22.1	18.5	4.6	5.0	23.7	15.6	16.4
Total assets	**150,735**	134,125	132,138	134,589	137,935	136,989	129,332	121,931		
Impaired loans, net	**246**	259	223	216	175	178	169	142		
Per common share ($)										
Book value	**34.48**	34.63	33.43	32.51	31.88	30.54	29.70	29.44		
Stock trading range										
High	**64.01**	64.62	62.08	58.11	46.43	45.95	53.66	54.63		
Low	**56.62**	56.51	56.00	43.36	30.71	25.62	42.25	45.75		

CONSOLIDATED BALANCE SHEETS

(unaudited) (millions of dollars)

	As at April 30, 2010	As at January 31, 2010	As at October 31, 2009	As at April 30, 2009
ASSETS				
Cash	**1,061**	1,113	296	310
Deposits with financial institutions	**3,117**	2,725	1,932	3,213
Securities (Notes 2 and 6)				
Available-for-sale	**14,002**	14,624	13,281	16,836
Held-for-trading	**50,071**	36,919	36,952	38,113
	64,073	51,543	50,233	54,949
Securities purchased under reverse repurchase agreements	**6,641**	4,750	7,637	7,618
Loans (Notes 6, 7 and 8)				
Residential mortgage	**15,237**	14,778	14,961	14,354
Personal and credit card	**20,062**	18,928	18,313	17,163
Business and government	**21,279**	21,702	20,003	20,084
	56,578	55,408	53,277	51,601
Allowances for credit losses	**(660)**	(652)	(640)	(486)
	55,918	54,756	52,637	51,115
Other				
Customers' liability under acceptances	**5,259**	5,344	5,733	5,617
Fair value of derivative financial instruments	**7,079**	7,369	7,516	9,304
Premises and equipment	**380**	375	362	262
Goodwill	**744**	745	746	745
Intangible assets	**434**	412	397	386
Due from clients, dealers and brokers	**3,736**	2,793	2,578	2,402
Other assets	**2,293**	2,200	2,071	2,014
	19,925	19,238	19,403	20,730
	150,735	134,125	132,138	137,935
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**34,014**	34,093	34,609	34,871
Business and government	**41,238**	34,106	36,698	34,786
Deposit-taking institutions	**8,169**	7,468	3,638	9,988
Deposit from NBC Capital Trust	**225**	225	225	225
	83,646	75,892	75,170	79,870
Other				
Acceptances	**5,259**	5,344	5,733	5,617
Obligations related to securities sold short	**18,039**	14,906	13,221	13,403
Securities sold under repurchase agreements	**18,729**	13,516	12,736	10,000
Fair value of derivative financial instruments	**5,588**	5,674	5,947	9,035
Due to clients, dealers and brokers	**3,659**	2,620	3,017	2,488
Other liabilities	**6,092**	6,246	6,623	8,064
	57,366	48,306	47,277	48,607
Subordinated debentures	**1,976**	2,022	2,017	2,095
Non-controlling interest (Note 10)	**1,063**	1,212	1,197	1,177
Shareholders' equity (Notes 11 and 13)				
Preferred shares	**1,089**	1,089	1,089	1,089
Common shares	**1,782**	1,766	1,729	1,669
Contributed surplus	**53**	46	48	40
Retained earnings	**3,758**	3,613	3,515	3,205
Accumulated other comprehensive income	**2**	179	96	183
	6,684	6,693	6,477	6,186
	150,735	134,125	132,138	137,935

CONSOLIDATED STATEMENTS OF INCOME

(unaudited) (millions of dollars)

			Quarter ended		Six months ended
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Interest income					
Loans	**441**	458	495	**899**	1,130
Available-for-sale securities	**57**	56	110	**113**	256
Held-for-trading securities	**168**	169	194	**337**	382
Deposits with financial institutions	**1**	1	5	**2**	7
	667	684	804	**1,351**	1,775
Interest expense					
Deposits	**143**	135	183	**278**	510
Subordinated debentures	**25**	23	25	**48**	49
Other	**56**	47	36	**103**	168
	224	205	244	**429**	727
Net interest income	**443**	479	560	**922**	1,048
Other income					
Underwriting and advisory fees	**84**	81	83	**165**	165
Securities brokerage commissions	**61**	61	53	**122**	106
Deposit and payment service charges	**56**	56	57	**112**	114
Trading revenues (losses) (Note 5)	**20**	(2)	(92)	**18**	(76)
Gains (losses) on available-for-sale securities, net	**39**	35	29	**74**	(148)
Card service revenues	**10**	9	9	**19**	17
Lending fees	**41**	39	30	**80**	55
Insurance revenues	**29**	30	24	**59**	54
Revenues from acceptances, letters of credit and guarantee	**35**	36	26	**71**	49
Securitization revenues (Note 8)	**56**	75	100	**131**	198
Foreign exchange revenues	**25**	24	27	**49**	57
Trust services and mutual funds	**93**	91	76	**184**	155
Other	**60**	63	49	**123**	113
	609	598	471	**1,207**	859
Total revenues	**1,052**	1,077	1,031	**2,129**	1,907
Provision for credit losses	**36**	43	41	**79**	205
	1,016	1,034	990	**2,050**	1,702
Operating expenses					
Salaries and staff benefits	**384**	406	376	**790**	754
Occupancy	**46**	44	47	**90**	91
Technology	**92**	99	98	**191**	194
Communications	**19**	17	19	**36**	39
Professional fees	**54**	52	45	**106**	86
Other	**65**	136	69	**201**	135
	660	754	654	**1,414**	1,299
Income before income taxes and non-controlling interest	**356**	280	336	**636**	403
Income taxes	**76**	53	80	**129**	73
	280	227	256	**507**	330
Non-controlling interest	**19**	12	15	**31**	20
Net income	**261**	215	241	**476**	310
Dividends on preferred shares	**16**	16	16	**32**	28
Net income available to common shareholders	**245**	199	225	**444**	282
Number of common shares outstanding *(thousands)*					
Average – basic	**161,978**	161,730	159,927	**161,852**	159,841
Average – diluted	**163,298**	163,036	160,114	**163,165**	160,171
Earnings per common share *(dollars)* **(Note 15)**					
Basic	**1.51**	1.23	1.41	**2.74**	1.77
Diluted	**1.50**	1.22	1.41	**2.72**	1.77
Dividends per common share *(dollars)*	**0.62**	0.62	0.62	**1.24**	1.24

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

			Quarter ended		Six months ended
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Net income	**261**	215	241	**476**	310
Other comprehensive income, net of income taxes					
Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations	**(104)**	(20)	(37)	**(124)**	2
Reclassification to net income of unrealized foreign currency (gains) losses on translating financial statements of self-sustaining foreign operations	**1**	–	–	**1**	–
Impact of hedging net foreign currency translation gains or losses	**91**	13	37	**104**	7
Reclassification to net income of the impact of hedging foreign currency translation gains or losses	**(2)**	–	–	**(2)**	–
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**(14)**	(7)	–	**(21)**	9
Net unrealized gains (losses) on available-for-sale securities	**(40)**	116	128	**76**	136
Reclassification to net income of (gains) losses on available-for-sale securities	**(34)**	(25)	(40)	**(59)**	(39)
Net change in unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions	**(74)**	91	88	**17**	97
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**(96)**	11	7	**(85)**	154
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**7**	(12)	(9)	**(5)**	(15)
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	**(89)**	(1)	(2)	**(90)**	139
Total other comprehensive income, net of income taxes	**(177)**	83	86	**(94)**	245
Total comprehensive income	**84**	298	327	**382**	555

INCOME TAXES – OTHER COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

			Quarter ended		Six months ended
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations	**(6)**	–	(1)	**(6)**	–
Impact of hedging net foreign currency translation gains or losses	**25**	7	18	**32**	7
Net unrealized gains (losses) on available-for-sale securities	**(14)**	47	58	**33**	60
Reclassification to net income of (gains) losses on available-for-sale securities	**(14)**	(11)	(20)	**(25)**	(17)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**(42)**	5	3	**(37)**	69
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**4**	(5)	(4)	**(1)**	(7)
Total income taxes (recovery)	**(47)**	43	54	**(4)**	112

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) (millions of dollars)

Six months ended April 30	2010	2009
Preferred shares at beginning	**1,089**	774
Issuances of preferred shares, Series 24 and 26 (Note 11)	**–**	315
Preferred shares at end	**1,089**	1,089
Common shares at beginning	**1,729**	1,656
Issuances of common shares		
Dividend Reinvestment and Share Purchase Plan	**29**	7
Stock Option Plan	**23**	5
Other	**1**	1
Common shares at end	**1,782**	1,669
Contributed surplus at beginning	**48**	31
Stock option expense (Note 13)	**6**	6
Stock options exercised	**(3)**	–
Other	**2**	3
Contributed surplus at end	**53**	40
Retained earnings at beginning	**3,515**	3,110
Net income	**476**	310
Dividends (Note 11)		
Preferred shares	**(32)**	(28)
Common shares	**(201)**	(198)
Share issuance and other expenses, net of income taxes	**–**	11
Retained earnings at end	**3,758**	3,205
Accumulated other comprehensive income at beginning, net of income taxes	**96**	(62)
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	**(21)**	9
Net change in unrealized gains (losses) on available-for-sale securities, net of fair value hedge transactions	**17**	97
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges	**(90)**	139
Accumulated other comprehensive income at end, net of income taxes	**2**	183
Shareholders' equity	**6,684**	6,186

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF INCOME TAXES

(unaudited) (millions of dollars)

As at April 30	2010	2009
Retained earnings	**3,758**	3,205
Accumulated other comprehensive income, net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	**(121)**	(61)
Unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions	**49**	(43)
Gains and losses on derivative financial instruments designated as cash flow hedges	**74**	287
	2	183
Total	**3,760**	3,388

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (millions of dollars)

	Quarter ended		Six months ended	
	April 30, 2010	April 30, 2009	April 30, 2010	April 30, 2009
Cash flows from operating activities				
Net income	**261**	241	**476**	310
Adjustments for:				
Provision for credit losses	**36**	41	**79**	205
Amortization of premises and equipment and intangible assets	**30**	26	**61**	51
Future income taxes	**(39)**	(23)	**(46)**	(15)
Translation adjustment on foreign currency subordinated debentures	**(2)**	(1)	**(3)**	(1)
Losses (gains) on sales of available-for-sale securities, net	**(39)**	(29)	**(74)**	148
Gains on asset securitizations and other transfers of receivables, net	**(43)**	(86)	**(105)**	(171)
Stock option expense	**3**	4	**6**	6
Change in interest payable	**88**	1	**73**	(82)
Change in interest and dividends receivable	**(84)**	(81)	**(74)**	(12)
Change in income taxes payable	**(69)**	210	**(138)**	168
Change in fair value of derivative financial instruments, net	**332**	1,085	**206**	756
Change in held-for-trading securities	**(13,152)**	(1,584)	**(13,119)**	(4,250)
Change in amounts due from clients, dealers and brokers	**(943)**	(144)	**(1,158)**	(129)
Change in amounts due to clients, dealers and brokers	**1,039**	(366)	**642**	99
Change in other items	**(43)**	2,606	**(472)**	2,997
	(12,625)	1,900	**(13,646)**	80
Cash flows from financing activities				
Change in deposits	**7,754**	295	**8,476**	3,848
Repurchase of subordinated debentures	**–**	(250)	**–**	(250)
Issuance of common shares	**16**	7	**53**	13
Issuance of preferred shares	**–**	–	**–**	315
Share issuance expenses	**–**	(1)	**–**	(10)
Dividends paid on common shares	**(201)**	(4)	**(230)**	(104)
Dividends paid on preferred shares	**(16)**	(11)	**(32)**	(23)
Change in obligations related to securities sold short	**3,133**	(2,663)	**4,818**	(2,426)
Change in securities sold under repurchase agreements	**5,213**	350	**5,993**	2,849
Change in other items	**(503)**	133	**(246)**	(185)
	15,396	(2,144)	**18,832**	4,027
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**(153)**	192	**(233)**	(103)
Change in loans (excluding securitization)	**(1,589)**	(618)	**(4,999)**	(1,995)
Proceeds from securitization of new assets and other transfers of receivables	**841**	1,241	**2,089**	2,416
Maturity of securitized assets	**(450)**	–	**(450)**	–
Purchases of available-for-sale securities	**(4,967)**	(11,776)	**(12,482)**	(26,134)
Sales of available-for-sale securities	**5,682**	11,945	**11,726**	21,276
Change in securities purchased under reverse repurchase agreements	**(1,891)**	1,156	**996**	250
Net change in premises and equipment and intangible assets	**(57)**	(35)	**(116)**	(56)
	(2,584)	2,105	**(3,469)**	(4,346)
Increase (decrease) in cash and cash equivalents	**187**	1,861	**1,717**	(239)
Cash and cash equivalents at beginning	**3,700**	1,366	**2,170**	3,466
Cash and cash equivalents at end	**3,887**	3,227	**3,887**	3,227
Cash and cash equivalents				
Cash	**1,061**	310	**1,061**	310
Deposits with financial institutions	**3,117**	3,213	**3,117**	3,213
Less: Amount pledged as collateral	**(291)**	(296)	**(291)**	(296)
	3,887	3,227	**3,887**	3,227
Supplementary information				
Interest paid	**136**	243	**356**	809
Income taxes paid	**138**	(53)	**310**	11

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2009. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2010.

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2009. Under Canadian GAAP, additional disclosures are required in annual financial statements and therefore these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the year ended October 31, 2009, which are presented on pages 78 to 156 of the 2009 Annual Report.

NOTE 2

AVAILABLE-FOR-SALE SECURITIES

As at April 30, 2010

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	**8,894**	**21**	**(47)**	**8,868**
Provinces	**2,549**	**10**	**(9)**	**2,550**
Municipalities or school boards	**327**	**6**	**(2)**	**331**
U.S. Treasury and other U.S. agencies	**377**	**–**	**–**	**377**
Other debt securities	**806**	**16**	**(8)**	**814**
Equity securities	**1,003**	**105**	**(46)**	**1,062**
Total available-for-sale securities	**13,956**	**158**	**(112)**	**14,002**

As at October 31, 2009

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	8,973	69	(28)	9,014
Provinces	1,853	58	(35)	1,876
Municipalities or school boards	267	16	(9)	274
U.S. Treasury and other U.S. agencies	92	–	–	92
Other debt securities	937	49	(39)	947
Equity securities	1,091	53	(66)	1,078
Total available-for-sale securities	13,213	245	(177)	13,281

Gross Unrealized Losses

Securities classified as available-for-sale are evaluated periodically to determine whether there is objective evidence of impairment. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at April 30, 2010, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

Impairment Charges

During the quarter ended April 30, 2010, a $1 million impairment charge relating to a decline in value of available-for-sale securities, which the Bank considered as other than temporary, was recognized in *Gains (losses) on available-for-sale securities* in the Consolidated Statement of Income.

Available-for-Sale Securities Presented at Cost

The Bank holds equity securities such as mutual fund units and other securities that are classified as available-for-sale but that must be presented at cost because they are not traded in an active market. As at April 30, 2010, these available-for-sale securities presented at cost in the Consolidated Balance Sheet totalled $393 million. Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized loss of $12 million as at April 30, 2010.

(unaudited) (millions of dollars)

NOTE 3

CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below:

As at April 30, 2010

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial assets							
Cash	1,061	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	3,117	–	–	–
Securities							
Available-for-sale	–	–	14,002	–	–	–	–
Held-for-trading	48,924	1,147	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	81	–	6,560	–	–	–
Loans	–	–	–	55,918(1)	–	–	–
Other							
Customers' liability under acceptances	–	–	–	5,259	–	–	–
Fair value of derivative financial instruments	6,501	–	–	–	–	353	225
Due from clients, dealers and brokers	–	–	–	3,736	–	–	–
Other assets	–	–	–	437	–	–	–
Total financial assets	56,486	1,228	14,002	75,027	–	353	225
Financial liabilities							
Deposits							
Personal	–	–	–	–	34,014	–	–
Business and government	–	654	–	–	40,584(1)	–	–
Deposit-taking institutions	–	–	–	–	8,169	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	5,259	–	–
Obligations related to securities sold short	18,039	–	–	–	–	–	–
Securities sold under repurchase agreements	–	2,445	–	–	16,284	–	–
Fair value of derivative financial instruments	5,494	–	–	–	–	46	48
Due to clients, dealers and brokers	–	–	–	–	3,659	–	–
Other liabilities	–	–	–	–	4,540	–	–
Subordinated debentures	–	–	–	–	1,976	–	–
Total financial liabilities	23,533	3,099	–	–	114,710	46	48

(1) Including embedded derivative financial instruments.

(unaudited) (millions of dollars)

NOTE 3 CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY (CONT.)

As at October 31, 2009

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial assets							
Cash	296	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	1,932	–	–	–
Securities							
Available-for-sale	–	–	13,281	–	–	–	–
Held-for-trading	33,041	3,911	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,637	–	–	–
Loans	–	–	–	52,637[1]	–	–	–
Other							
Customers' liability under acceptances	–	–	–	5,733	–	–	–
Fair value of derivative financial instruments	6,798	–	–	–	–	449	269
Due from clients, dealers and brokers	–	–	–	2,578	–	–	–
Other assets	–	–	–	379	–	–	–
Total financial assets	40,135	3,911	13,281	70,896	–	449	269
Financial liabilities							
Deposits							
Personal	–	–	–	–	34,609	–	–
Business and government	–	662	–	–	36,036[1]	–	–
Deposit-taking institutions	–	–	–	–	3,638	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	5,733	–	–
Obligations related to securities sold short	13,221	–	–	–	–	–	–
Securities sold under repurchase agreements	–	2,667	–	–	10,069	–	–
Fair value of derivative financial instruments	5,859	–	–	–	–	53	35
Due to clients, dealers and brokers	–	–	–	–	3,017	–	–
Other liabilities	–	–	–	–	5,004	–	–
Subordinated debentures	–	–	–	–	2,017	–	–
Total financial liabilities	19,080	3,329	–	–	100,348	53	35

(unaudited) (millions of dollars)

NOTE 4

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the financial instruments recognized at fair value in the Consolidated Balance Sheet on a recurring basis, classified using the fair value hierarchy described in Note 4 to the consolidated financial statements of the 2009 Annual Report.

As at April 30, 2010	Level 1	Level 2	Level 3	Total financial assets/financial liabilities at fair value
Financial assets				
Cash	1,061	–	–	1,061
Securities				
Available-for-sale	5,288	8,244	77	13,609
Held-for-trading	34,840	13,959	1,272	50,071
Loans	–	–	(140)	(140)
Other assets				
Fair value of derivative financial instruments	279	6,764	36	7,079
Total financial assets	41,468	28,967	1,245	71,680
Financial liabilities				
Deposits				
Business and government	–	783	29	812
Other liabilities				
Obligations related to securities sold short	12,513	5,526	–	18,039
Securities sold under repurchase agreements	–	2,445	–	2,445
Fair value of derivative financial instruments	273	5,301	14	5,588
Total financial liabilities	12,786	14,055	43	26,884

As at October 31, 2009	Level 1	Level 2	Level 3	Total financial assets/financial liabilities at fair value
Financial assets				
Cash	296	–	–	296
Securities				
Available-for-sale	7,557	5,222	115	12,894
Held-for-trading	18,662	17,009	1,281	36,952
Loans	–	–	(138)	(138)
Other assets				
Fair value of derivative financial instruments	319	7,166	31	7,516
Total financial assets	26,834	29,397	1,289	57,520
Financial liabilities				
Deposits				
Business and government	–	683	20	703
Other liabilities				
Obligations related to securities sold short	9,449	3,772	–	13,221
Securities sold under repurchase agreements	–	2,667	–	2,667
Fair value of derivative financial instruments	351	5,563	33	5,947
Total financial liabilities	9,800	12,685	53	22,538

(unaudited) (millions of dollars)

NOTE 5

TRADING ACTIVITY REVENUES

Trading activity revenues comprise net interest income from trading activities, trading revenues recognized in *Other income* and the impact of non-controlling interest. Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities. Other income comprises the realized and unrealized gains and losses on held-for-trading securities, income from derivative financial instruments held-for-trading purposes, and the change in fair value of financial instruments designated as held-for-trading. The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

			Quarter ended		Six months ended
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Net interest income	**104**	111	256	**215**	340
Other income	**20**	(2)	(92)	**18**	(76)
Non-controlling interest	**(5)**	5	(1)	**–**	9
Total	**119**	114	163	**233**	273

NOTE 6

MASTER ASSET VEHICLES

As at April 30, 2010, the face value of the restructured asset-backed commercial paper (ABCP) held by the Bank was $1,936 million ($1,954 million as at October 31, 2009), of which $1,691 million was designated as *Held-for-trading securities* under the fair value option and an amount of $245 million was classified in *Available-for-sale securities* ($1,685 million designated as *Held-for-trading securities* and $269 million classified in *Available-for-sale securities* as at October 31, 2009). The table below provides a breakdown of the face value of the restructured ABCP held by the Bank, mostly restructured as Master Asset Vehicle (MAV) notes:

	As at April 30, 2010	As at October 31, 2009
MAV I		
Class A-1	**602**	604
Class A-2	**553**	553
Class B	**94**	94
Class C	**39**	39
IA tracking notes for ineligible assets	**76**	77
Total MAV I	**1,364**	1,367
MAV II		
Class A-1	**104**	98
Class A-2	**83**	79
Class B	**15**	14
Class C	**6**	6
IA tracking notes for ineligible assets	**11**	11
Total MAV II	**219**	208
MAV III		
TA tracking notes for traditional assets	**70**	85
IA tracking notes for ineligible assets	**140**	148
Total MAV III	**210**	233
ABCP not included in the Pan-Canadian restructuring plan	**143**	146
Total	**1,936**	1,954

In connection with the restructuring plan, the Bank committed to contribute $911 million to the margin funding facilities. As at April 30, 2010, no amount had been advanced by the Bank. The key parties to the restructuring also agreed to include a moratorium of 18 months following the closure, i.e., January 21, 2009, during which time margin calls will not occur.

(unaudited) (millions of dollars)

NOTE 6 MASTER ASSET VEHICLES (CONT.)

Establishing Fair Value

To determine the value of the restructured ABCP it is holding, the Bank has established ranges of estimated fair value. The carrying value of the notes held by the Bank in an investment portfolio as at April 30, 2010, designated as *Held-for-trading securities*, was $1,147 million, and $55 million was classified in *Available-for-sale securities* ($1,147 million designated as *Held-for-trading securities* and $78 million classified in *Available-for-sale securities* as at October 31, 2009). The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. The table below provides a breakdown of the carrying value of restructured ABCP held:

	As at April 30, 2010	As at October 31, 2009
MAV I and MAV II	**1,113**	1,109
MAV III	**48**	72
ABCP not included in the Pan-Canadian restructuring plan	**41**	44
Carrying value of the notes	**1,202**	1,225
Margin funding facilities	**(60)**	(63)
Total	**1,142**	1,162

Since the carrying value of the restructured ABCP held by the Bank as at October 31, 2009 was within the range of the estimated fair value as at April 30, 2010 no change was made to the carrying value as at April 30, 2010. The MAV I Class A-1 and Class A-2 notes and the MAV II Class A-1 notes are rated "A." The MAV II Class A-2 notes are rated "BBB (low)." On February 9, 2010, the rating "under review with negative implications" was removed on both MAV I and MAV II Class A-2 notes.

The Bank's valuation was based on its assessment of the conditions prevailing as at April 30, 2010, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are observable discount rates and the credit ratings of the notes. The sensitivities of these assumptions on fair value as at April 30, 2010 are as follows:

- A 10-basis-point change in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating by one letter grade would result in a decrease in the fair value between a range of $50 million to $80 million; and
- An increase in the credit rating by one letter grade would result in an increase in the fair value between a range of $40 million to $55 million.

Determining the fair value of the restructured ABCP notes is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a significant impact on the future value include (1) changes in the value of the underlying assets, (2) changes regarding the liquidity of the market for the restructured ABCP notes which are not traded on an active market, and (3) the impacts of a marked and prolonged economic slowdown in North America.

(unaudited) (millions of dollars)

NOTE 6 MASTER ASSET VEHICLES (CONT.)

Credit Facilities to Clients Holding MAV Notes

As at April 30, 2010, credit facilities outstanding provided to clients holding MAV notes stood at $244 million ($285 million as at October 31, 2009) and the allowance for credit losses was $151 million ($148 million as at October 31, 2009). In total, the collateral related to the credit facilities offered to clients is estimated as follows:

Collateral as at April 30, 2010	Face value of the notes	Credit facilities related to notes backed by ineligible assets[1]	Credit facilities related to other notes included in the restructuring plan[2]
MAV II			
Class A-1	361	–	264
Class A-2	345	–	257
Class B	63	–	47
Class C	24	–	18
IA tracking notes for ineligible assets	129	93	–
Total MAV II	922	93	586
MAV III			
TA tracking notes for traditional assets	33	–	14
IA tracking notes for ineligible assets	153	115	–
Total MAV III	186	115	14
Total	1,108	208	600

Collateral as at October 31, 2009	Face value of the notes	Credit facilities related to notes backed by ineligible assets[1]	Credit facilities related to other notes included in the restructuring plan[2]
MAV II			
Class A-1	423	–	327
Class A-2	405	–	311
Class B	73	–	56
Class C	28	–	22
IA tracking notes for ineligible assets	130	94	–
Total MAV II	1,059	94	716
MAV III			
TA tracking notes for traditional assets	45	–	27
IA tracking notes for ineligible assets	156	130	–
Total MAV III	201	130	27
Total	1,260	224	743

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes, less repayment of their capital.
(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes, less repayment of their capital.

(unaudited) (millions of dollars)

NOTE 7

LOANS

CREDIT QUALITY OF LOANS

As at April 30, 2010	Residential mortgage	Personal and credit card	Business and government[1]	Total
Neither past due[2] nor impaired	**15,088**	**19,825**	**20,778**	**55,691**
Past due but not impaired	**115**	**187**	**138**	**440**
Impaired	**34**	**50**	**363**	**447**
	15,237	**20,062**	**21,279**	**56,578**
Less: Specific allowances	**2**	**24**	**175**	**201**
Subtotal	**15,235**	**20,038**	**21,104**	**56,377**
Less: General allowance[3]				**459**
Total				**55,918**

As at October 31, 2009	Residential mortgage	Personal and credit card	Business and government[1]	Total
Neither past due[2] nor impaired	14,788	18,092	19,389	52,269
Past due but not impaired	141	169	291	601
Impaired	32	52	323	407
	14,961	18,313	20,003	53,277
Less: Specific allowances	3	23	158	184
Subtotal	14,958	18,290	19,845	53,093
Less: General allowance[3]				456
Total				52,637

(1) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(2) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount for ABCP-secured loans and credit facilities.

LOANS PAST DUE BUT NOT IMPAIRED

	As at April 30, 2010			As at October 31, 2009		
	Residential mortgage	Personal and credit card	Business and government	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired						
1 month late	**24**	**56**	**24**	53	54	105
2 months late	**27**	**28**	**69**	18	23	28
3 months late and more[1]	**64**	**103**	**45**	70	92	158
Total	**115**	**187**	**138**	141	169	291

(1) Includes insured and fully secured loans for which, in the opinion of Management, there is no reasonable doubt as to the ultimate collectibility of the principal or interest. Credit card receivables are included in this category because they are written off only when payment is 180 days in arrears.

(unaudited) (millions of dollars)

NOTE 7 LOANS (CONT.)

IMPAIRED LOANS

	As at April 30, 2010			As at October 31, 2009		
	Gross	Specific allowances	Net	Gross	Specific allowances	Net
Loans						
Residential mortgage	34	2	32	32	3	29
Personal and credit card	50	24	26	52	23	29
Business and government	363	175	188	323	158	165
Total	447	201	246	407	184	223

ALLOWANCES FOR CREDIT LOSSES

Six months ended April 30, 2010	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	3	23	158	184
Provision for credit losses	(3)	51	31	79
Write-offs	(1)	(31)	(19)	(51)
Write-offs on credit cards	–	(55)	–	(55)
Recoveries	3	36	5	44
Specific allowances at end	2	24	175	201
General allowance at beginning				456
Recoveries				3
General allowance at end(1)				459
Allowances at end				660

Six months ended April 30, 2009	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	3	14	121	138
Provision for credit losses	(2)	47	34	79
Write-offs	(1)	(25)	(21)	(47)
Write-offs on credit cards	–	(48)	–	(48)
Recoveries	3	32	(1)	34
Specific allowances at end	3	20	133	156
General allowance at beginning(2)				331
Provision for credit losses				126(3)
Write-offs				(1)
General allowance at end				456
Specific and general allowances at end				612
Less: Allowance for commitments to extend credit to clients holding ABCP				(126)(3)
Allowances at end				486

(1) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, except for an amount of $151 million for ABCP-secured loans and credit facilities.
(2) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, except for an amount of $23 million for ABCP-secured loans.
(3) Provisions taken for new credit facilities granted to clients holding ABCP. This general allowance was recorded in *Other Liabilities* in the Consolidated Balance Sheet.

(unaudited) (millions of dollars)

NOTE 8

TRANSFERS OF RECEIVABLES

New Securitization Activities

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities. Under a 1998 agreement, the Bank also sells credit card receivables to a trust on a revolving basis. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues*.

Securitization activities for the quarter ended	**April 30, 2010**	January 31, 2010	April 30, 2009
	Insured mortgage loans	Insured mortgage loans	Insured mortgage loans
Net cash proceeds	**841**	1,171	1,035
Retained rights to future excess interest	**45**	58	84
Retained servicing liability	**(5)**	(7)	(6)
	881	1,222	1,113
Receivables securitized and sold	**851**	1,183	1,049[1]
Gain before income taxes, net of transaction fees	**30**	39	64

(1) Includes $157 million of receivables securitized during the first quarter of 2009.

Securitization activities for the six months ended	**April 30, 2010**	April 30, 2009
	Insured mortgage loans	Insured mortgage loans
Net cash proceeds	**2,012**	2,139
Retained rights to future excess interest	**103**	167
Retained servicing liability	**(12)**	(13)
	2,103	2,293
Receivables securitized and sold	**2,034**	2,168[1]
Gain before income taxes, net of transaction fees	**69**	125

(1) Includes $160 million of receivables securitized in previous fiscal years.

Maturity

Credit card receivables

Certificates totalling $450 million, issued by a trust during fiscal 2005 under a securitization program and backed by credit card receivables of the Bank, matured in April 2010. As a result, gross outstanding securitized credit card receivables decreased from $1,223 million as at January 31, 2010 to $773 million as at April 30, 2010.

(unaudited) (millions of dollars)

NOTE 8 TRANSFERS OF RECEIVABLES (CONT.)

Impact of Securitization Activities on Certain Items in the Consolidated Statement of Income

Securitization revenues for the quarter ended April 30	2010	2009	2010	2009	2010	2009	2010	2009
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortgage loans	**30**	64	**5**	5	**–**	–	**35**	69
Credit card receivables[1]	**13**	22	**6**	5	**2**	4	**21**	31
Total	**43**	86	**11**	10	**2**	4	**56**	100

Securitization revenues for the six months ended April 30	2010	2009	2010	2009	2010	2009	2010	2009
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortgage loans	**69**	125	**10**	10	**–**	–	**79**	135
Credit card receivables[1]	**36**	46	**12**	11	**4**	6	**52**	63
Total	**105**	171	**22**	21	**4**	6	**131**	198

(1) Revolving securitization transactions.

Key Assumptions

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during the quarter ended April 30, 2010 were as follows:

	Insured mortgage loans		Credit card receivables
	Variable rate	Fixed rate	
Weighted average term (months)	**32.2**	**29.2**	**–**
Payment rate (per month)	**–**	**–**	**27.7 %**
Prepayment rate	**17.0 %**	**19.0 %**	**–**
Excess spread, net of credit losses	**1.7 %**	**2.3 %**	**10.3 %**
Expected credit losses	**–**	**–**	**5.7 %**
Discount rate	**0.5 %**	**1.9 %**	**17.0 %**

Other Transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income.

	Quarter ended			Six months ended	
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Net cash proceeds	**–**	77	206	**77**	277
Uninsured mortgage loans sold	**–**	76	198	**76**	268
Gain before income taxes	**–**	1	8	**1**	9

(unaudited) (millions of dollars)

NOTE 9

FINANCIAL INSTRUMENTS DESIGNATED AS HELD-FOR-TRADING

Securities
During fiscal 2009, the Bank designated the master asset vehicle (MAV) notes issued after the restructuring of the third-party asset-backed commercial paper with one or more embedded derivatives as *Held-for-trading securities* under the fair value option. For additional information, refer to Note 6. As at April 30, 2010, the fair value of these notes was $1.1 billion, and no change in fair value has been recorded in the Consolidated Statement of Income since the restructuring plan was implemented on January 21, 2009.

During the quarter ended April 30, 2010, the Bank did not designate any securities under the fair value option ($1.1 billion for the quarter ended April 30, 2009). As at April 30, 2010, there were no other securities designated as held-for-trading except for the previously described MAV notes (fair value of other securities designated as held-for-trading of $3.3 billion as at April 30, 2009). No change in fair value was recorded for the quarter and six months ended April 30, 2010 (gain of $17 million for the quarter ended April 30, 2009 and gain of $98 million for the six months ended April 30, 2009 recorded in *Trading revenues (losses)* in the Consolidated Statement of Income).

Securities Purchased Under Reverse Repurchase Agreements
During the quarter ended April 30, 2010, the Bank designated securities purchased under reverse repurchase agreements as held-for-trading, in accordance with its risk management strategy, which allows the Bank to eliminate or significantly reduce the measurement or recognition disparity of measuring financial assets and liabilities on different bases.

As at April 30, 2010, the total fair value of these financial instruments designated as held-for-trading was $81 million. The change in fair value was negligible for the quarter ended April 30, 2010 and was recorded in *Trading revenues (losses)* in the Consolidated Statement of Income.

Deposits
Certain deposits with one or more embedded derivatives are designated as held-for-trading under the fair value option. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet. The fair value of these deposits was $654 million as at April 30, 2010 ($673 million as at April 30, 2009). The change in fair value of $11 million for the quarter ended April 30, 2010 and of $29 million for the six months ended April 30, 2010 ($10 million loss for the quarter ended April 30, 2009 and $4 million gain for the six months ended April 30, 2009) were recorded as a loss in *Trading revenues (losses)* in the Consolidated Statement of Income. The change in fair value attributable to credit risk was an $8 million unrealized gain for the quarter ended April 30, 2010 (unrealized loss of $9 million for the quarter ended April 30, 2009) and an unrealized gain of $3 million for the six months ended April 30, 2010 (unrealized gain of $11 million for the six months ended April 30, 2009).

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at April 30, 2010.

Securities Sold Under Repurchase Agreements
During the quarter ended April 30, 2010, the Bank did not designate any other securities sold under repurchase agreements as held-for-trading (securities sold under repurchase agreements with an initial cost of $258 million during the six months ended April 30, 2010).

As at April 30, 2010, the total fair value of these financial instruments designated as held-for-trading was $2.4 billion. The change in fair value was $1 million for the quarter ended April 30, 2010 and was recognized as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income (negligible for the six months ended April 30, 2010).

(unaudited) (millions of dollars)

NOTE 10

NON-CONTROLLING INTEREST

	As at April 30, 2010	As at October 31, 2009
400,000 NBC CapS II – Series 1 issued by NBC Asset Trust	**400**	400
350,000 NBC CapS II – Series 2 issued by NBC Asset Trust	**350**	350
Mutual funds consolidated in accordance with AcG-15	**33**	91
Other entities consolidated in accordance with AcG-15	**258**	337
Other	**22**	19
Total	**1,063**	1,197

NOTE 11

CAPITAL STOCK

	As at April 30, 2010		Six months ended April 30, 2010	
	Number of shares	Shares $	Dividends $	Dividends per share
First Preferred Shares				
Series 15	**8,000,000**	**200**	**6**	**0.7313**
Series 16	**8,000,000**	**200**	**5**	**0.6063**
Series 20	**6,900,000**	**173**	**5**	**0.7500**
Series 21	**8,050,000**	**201**	**5**	**0.6719**
Series 24	**6,800,000**	**170**	**6**	**0.8250**
Series 26	**5,800,000**	**145**	**5**	**0.8250**
	43,550,000	**1,089**	**32**	
Common shares	**162,228,262**	**1,782**	**201**	**1.2400**
			233	

Issuance of Preferred Shares

On January 30, 2009, the Bank issued 4,000,000 First Preferred Shares, Series 26, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.47918 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares, Series 26. The Bank received a consideration of $141 million, net of fees of $4 million.

On January 14, 2009, the Bank issued 5,000,000 First Preferred Shares, Series 24, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.55151 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares, Series 24. The Bank received a consideration of $165 million, net of fees of $5 million.

Repurchase of Common Shares

On January 28, 2010, the Bank announced a normal course issuer bid to repurchase for cancellation up to 3,222,932 common shares over the 12-month period starting on February 1, 2010 and ending no later than January 31, 2011. The shares will be repurchased on the free market at market prices through the Toronto Stock Exchange. On February 1, 2008, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 4,700,000 common shares over the 12-month period that ended January 30, 2009. During the six months ended April 30, 2010 and 2009, the Bank did not repurchase any common shares.

Dividend Reinvestment Plan

The Bank has a dividend reinvestment plan for common and preferred shareholders. Participation in the plan is optional. Under the terms and conditions of the plan, participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments. The common shares are issued for an amount equal to the average of the closing prices of shares traded on the Toronto Stock Exchange during the five business days immediately preceding a dividend payment date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

NOTE 12

PENSION BENEFITS AND OTHER EMPLOYEE FUTURE BENEFITS

			Quarter ended		Six months ended
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Pension benefit expense	**8**	8	8	**16**	16
Other employee future benefit expense	**2**	2	2	**4**	4

NOTE 13

STOCK-BASED COMPENSATION

Stock Option Plan

During the six months ended April 30, 2010, the Bank awarded 1,863,160 stock options (2,357,740 stock options during the six months ended April 30, 2009) with a fair value of $10.96 per option ($5.65 in 2009). As at April 30, 2010, a total of 9,041,035 stock options were outstanding (8,634,949 stock options as at April 30, 2009).

The fair value of the options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions were used:

Six months ended	**April 30, 2010**	April 30, 2009
Risk-free interest rate	**2.85%**	2.23%
Expected life of the options	**6 years**	6 years
Expected volatility	**29.5%**	41.0%
Expected dividend yield	**4.1 %**	7.1%

			Quarter ended		Six months ended
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Compensation expense recorded for the stock options	**3**	3	4	**6**	6

NOTE 14

RESTRUCTURING CHARGES

The payments related to the provision for restructuring charges recorded in fiscal 2008 are presented in the following table:

Six months ended April 30	**2010**	2009
Balance at beginning	**10**	61
Payments made during the first six months	**(6)**	(40)
Balance at end	**4**	21

NOTE 15

EARNINGS PER SHARE

Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding after taking into account the dilution effect of stock options using the treasury stock method.

	Quarter ended			Six months ended	
	April 30, 2010	January 31, 2010	April 30, 2009	**April 30, 2010**	April 30, 2009
Basic earnings per common share					
Net income	**261**	215	241	**476**	310
Dividends on preferred shares	**16**	16	16	**32**	28
Net income available to common shareholders	**245**	199	225	**444**	282
Weighted average basic number of common shares outstanding (thousands)	**161,978**	161,730	159,927	**161,852**	159,841
Basic earnings per common share (dollars)	**1.51**	1.23	1.41	**2.74**	1.77
Diluted earnings per common share					
Net income available to common shareholders	**245**	199	225	**444**	282
Weighted average basic number of common shares outstanding (thousands)	**161,978**	161,730	159,927	**161,852**	159,841
Adjustment to average number of common shares (thousands)					
Stock options(1)	**1,320**	1,306	187	**1,313**	330
Weighted average diluted number of common shares outstanding (thousands)	**163,298**	163,036	160,114	**163,165**	160,171
Diluted earnings per common share (dollars)	**1.50**	1.22	1.41	**2.72**	1.77

(1) For the quarter ended April 30, 2010, the calculation of the diluted earnings per share excluded 1,914,086 average options outstanding with a weighted average exercise price of $64.20 (1,932,286 average options outstanding with a weighted average exercise price of $64.20 for the quarter ended January 31, 2010 and 5,767,474 average options outstanding with a weighted average exercise price of $55.27 for the quarter ended April 30, 2009) as the exercise price of these options was greater than the average price of the Bank's common shares. For the six-month period ended April 30, 2010, the calculation of the diluted earnings per share excludes 1,923,337 average options outstanding with a weighted average exercise price of $64.20 (5,845,505 average options outstanding with a weighted average exercise price of $55.25 for the six-month period ended April 30, 2009) as the exercise price of these options was greater than the average price of the Bank's common shares.

NOTE 16

CAPITAL MANAGEMENT

Regulatory Capital

As of November 1, 2009, the Bank has adopted the Advanced Internal Rating-Based Approach (AIRB Approach) for credit risk. The Superintendent of Financial Institutions considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. The Bank has maintained the ratios that satisfy these requirements as at April 30, 2010 (under the AIRB Approach) and as at April 30, 2009 (under the Standardized Approach). In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. The Bank met the assets-to-capital multiple test as at April 30, 2010 and as at April 30, 2009.

(unaudited) (millions of dollars)

NOTE 17

SEGMENT DISCLOSURES

Quarter ended April 30	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
		Personal and Commercial		Wealth Management		Financial Markets		Other		Total
Net interest income[1]	**365**	343	**24**	36	**182**	287	**(128)**	(106)	**443**	560
Other income[1]	**226**	204	**170**	149	**168**	68	**45**	50	**609**	471
Total revenues	**591**	547	**194**	185	**350**	355	**(83)**	(56)	**1,052**	1,031
Operating expenses	**335**	329	**152**	140	**165**	167	**8**	18	**660**	654
Contribution	**256**	218	**42**	45	**185**	188	**(91)**	(74)	**392**	377
Provision for credit losses	**55**	49	**–**	–	**(1)**	7	**(18)**	(15)	**36**	41
Income (loss) before income taxes (recovery) and non-controlling interest	**201**	169	**42**	45	**186**	181	**(73)**	(59)	**356**	336
Income taxes (recovery)[1]	**60**	54	**13**	14	**56**	58	**(53)**	(46)	**76**	80
Non-controlling interest	**–**	–	**1**	1	**5**	1	**13**	13	**19**	15
Net income (loss)	**141**	115	**28**	30	**125**	122	**(33)**	(26)	**261**	241
Average assets	**59,997**	55,536	**929**	865	**95,837**	100,848	**(13,645)**	(13,987)	**143,118**	143,262

Six months ended April 30	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
		Personal and Commercial		Wealth Management		Financial Markets		Other		Total
Net interest income[2]	**737**	699	**49**	74	**389**	404	**(253)**	(129)	**922**	1,048
Other income[2]	**447**	417	**338**	306	**327**	209	**95**	(73)	**1,207**	859
Total revenues	**1,184**	1,116	**387**	380	**716**	613	**(158)**	(202)	**2,129**	1,907
Operating expenses	**672**	652	**307**	286	**325**	330	**110**	31	**1,414**	1,299
Contribution	**512**	464	**80**	94	**391**	283	**(268)**	(233)	**715**	608
Provision for credit losses	**109**	94	**–**	–	**4**	11	**(34)**	100	**79**	205
Income (loss) before income taxes (recovery) and non-controlling interest	**403**	370	**80**	94	**387**	272	**(234)**	(333)	**636**	403
Income taxes (recovery)[2]	**123**	119	**27**	31	**116**	85	**(137)**	(162)	**129**	73
Non-controlling interest	**–**	–	**2**	2	**2**	(9)	**27**	27	**31**	20
Net income (loss)	**280**	251	**51**	61	**269**	196	**(124)**	(198)	**476**	310
Average assets	**59,243**	55,064	**908**	843	**92,660**	99,802	**(13,827)**	(13,307)	**138,984**	142,402

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, trading activities, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

Taxable Equivalent

(1) The accounting policies are the same as those presented in Note 1, with the exception of the net interest income, other income and income taxes (recovery) of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. For all of the operating segments, net interest income was grossed up by $47 million ($37 million in 2009) and other income was grossed up by a negligible amount ($5 million in 2009). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

(2) For the six months ended April 30, 2010, net interest income was grossed up by $93 million ($61 million in 2009) and other income was grossed up by a negligible amount ($12 million in 2009). An equivalent amount was added to income taxes (recovery). The impact ot these adjustments is reversed under the *Other* heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 De La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly Report Publication Dates for Fiscal 2010
First quarter: February 25
Second quarter: May 27
Third quarter: August 26
Fourth quarter: December 2

Disclosure of Second Quarter 2010 Results

Conference Call
- A conference call for analysts and institutional investors will be held on May 28, 2010 at 9:30 a.m. EDT.
- Access by telephone in listen-only mode: 1-866-223-7781 or 416-340-8018.
- A recording of the conference call can be heard until June 4, 2010 by calling 1-800-408-3053 or 416-695-5800. The access code is 7824042#.

Webcast
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are asked to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank has a dividend reinvestment and share purchase plan for Canadian holders of its common and preferred shares under which they can acquire common shares in the Bank without paying commissions or administration fees. Participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments of at least $500 per payment, up to a maximum of $5,000 per quarter.

For more information, shareholders may contact National Bank's registrar and transfer agent, Computershare Trust Company of Canada, at 1-888-838-1407. To participate in the plan, National Bank's beneficial or non-registered common shareholders must contact their financial institution or broker.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).



NATIONAL BANK

FINANCIAL GROUP

Head Office
600 De La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

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